SBC LOGO               NEWS RELEASE              SNET LOGO




September 2, 1998

         CONNECTICUT REGULATORS GIVE FINAL APPROVAL
                     TO SBC-SNET MERGER

                       JOINT STATEMENT

(SBC Communications and SNET issued the following statement in response to a unanimous vote today by Connecticut
Department of Public Utilities Control Commissioners Jack
Goldberg, John Betkoski and Glenn Arthur approving the SBC-
SNET merger.)


     The Department of Public Utility Control's unanimous final order approving the SBC-SNET merger is great news for Connecticut, for SNET customers and employees and for shareowners of both companies. It puts us one step closer to delivering the benefits of more jobs, new products and improved services while ensuring that SNET's 120 years of service to Connecticut will thrive well into the next century.

     The DPUC's final order also reflects the dynamic changes occurring in the telecommunications industry, and the balanced, reasoned approach taken by the Department throughout this process. This order protects SNET employees and retirees and benefits consumers. It also allows us the flexibility we need to manage the new company as efficiently and effectively as possible in today's highly competitive telecommunications environment. We appreciate the Department's concern both for Connecticut consumers and SNET's ability to serve them as well as possible.

     The last step is for the Federal Communications
Commission to rule on the merger. We hope the FCC will act soon to recognize the same benefits the merger offers as did the Connecticut regulators. We look forward to hitting the ground running as soon as all approvals are in.

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